UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462 R1 00

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05462 R1 00		PAGE 2 OF 7 PAGES

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON G. C. Beachum III

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ __________________________________________

3 SEC USE ONLY __________________________________________

4 SOURCE OF FUNDS* PF __________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ __________________________________________

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States __________________________________________

NUMBER OF	7 SOLE VOTING POWER 5,666,424 __________________________________________

BENEFICIALLY
OWNEDBY	8 SHARED VOTING POWER 0 __________________________________________
EACH
REPORTING
PERSON	9 SOLE DISPOSITIVE POWER 5,666,424 __________________________________________
WITH
SHARES
10 SHARED DISPOSITIVE POWER 0 __________________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,666,424 __________________________________________

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* __________________________________________		☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3% __________________________________________

14 TYPE OF REPORTING PERSON* IN __________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item	1. Security and Issuer.

This Schedule 13D (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by G. C. Beachum III (the “Reporting Person”).

Item 2. Identity and Background.

(a)	G. C. Beachum III

(b)	1445 Ross Avenue, Suite 4500, Dallas, Texas 75202

(c)	G. C. Beachum III is Vice President and General Manager of the Company.

(d)	G. C. Beachum III has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	G. C. Beachum III has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	G. C. Beachum III is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On January 19, 2001, the Reporting Person was granted options to purchase 750,000 shares of Common Stock at an exercise price of $1.50 per share. The options vest in five annual installments: options to purchase 187,500 shares of Common Stock became exercisable on January 19, 2001; options to purchase 140,625 shares of Common Stock became exercisable on January 19, 2002; options to purchase 140,625 shares of Common Stock became exercisable on January 19, 2003; options to purchase 140,625 shares of Common Stock will become exercisable on January 19, 2004; and options to purchase 140,625 shares of Common Stock will become exercisable on January 19, 2005. Unless exercised, the options will expire on January 19, 2011. Accordingly, options to purchase 468,750 shares of Common Stock are reflected in the Reporting Person’s total beneficial ownership.

On June 21, 2002, pursuant to that certain Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software Corporation (“Axtive Software”) and the Company (the “Asset Purchase Agreement”), Axtive Software, a Texas corporation now known as TSTC International Holding Company whose sole shareholder is the Reporting Person (“TSTC”), acquired 400,000 shares of Common Stock and the right to acquire up to 297,674 shares of Common Stock in exchange for certain assets of Axtive Software. If the market price per share of the Common Stock has not traded at or above $0.75 during the one-year period beginning on the date of the Asset Purchase Agreement, TSTC is entitled to be issued, without additional consideration, up to 297,674 shares of Common Stock. Since the right to acquire the 297,674 shares of Common Stock is exercisable by TSTC on June 21, 2003, all of such shares, in addition to the 400,000 shares of Common Stock held by TSTC, are reflected in the Reporting Person’s total beneficial ownership. The Reporting Person is also the sole director of TSTC and as sole director and sole shareholder has sole voting and dispositive power with respect to such shares.

On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, the Reporting Person, and certain other persons (the “Purchase Agreement”), the Reporting Person (i) purchased 125 shares (the “Preferred Shares”) of the Company’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000, (ii) acquired a warrant to purchase 250,000 shares of Common Stock at a per share exercise price of $0.20 (the “Warrant”), (iii) is obligated to purchase an additional 50 shares of Preferred Stock (the “Additional Shares”) at a price per share of $1,000, and, (iv) upon purchase of the Additional Shares, will acquire an additional warrant to purchase 100,000 shares of Common Stock (the “Additional Warrant”), at a per share exercise price of $0.20. The obligation to purchase the Additional Shares is further evidenced by that certain irrevocable Subscription Agreement dated May 22, 2003 by and between the Company and the Reporting Person (the “Subscription Agreement”). Each share of Preferred Stock is currently convertible into 10,000 shares of Common Stock. The initial conversion price of the

Preferred Stock is $0.10, which is subject to future adjustment. Conversion is determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. There are currently no accrued, but unpaid dividends. Accordingly, 1,250,000 shares of Common Stock, which represents the conversion of the Preferred Shares, are included in the Reporting Person’s beneficial ownership. Since neither the Warrant nor the Additional Warrant is exercisable by the Reporting Person within 60 days of the date hereof, the shares of Common Stock represented by the Warrant and the Additional Warrant are not reflected in the Reporting Person’s total beneficial ownership. Additionally, since the Reporting Person has not yet purchased the Additional Shares and, therefore, does not currently have the right to convert the Additional Shares into shares of Common Stock, the Additional Shares are not reflected in the Reporting Person’s total beneficial ownership. The Reporting Person funded his purchase of the Preferred Shares, and intends to fund his purchase of the Additional Shares, with personal funds.

On May 23, 2003, pursuant to the Purchase Agreement, Beachum Investments, LLC, a Texas limited liability company in which the Reporting Person owns a membership interest (“Beachum Investments”), purchased 360 shares of Preferred Stock at a price per share of $1,000 and a warrant to purchase 720,000 shares of Common Stock at a per share exercise price of $0.20. By virtue of the Reporting Person’s 34.72% membership interest in Beachum Investments, 125 shares of the Preferred Stock purchased by Beachum Investments are indirectly beneficially owned by the Reporting Person. Accordingly, the 1,250,000 shares of Common Stock issuable upon conversion of such shares of Preferred Stock are included in the Reporting Person’s total beneficial ownership. Since the warrant purchased by Beachum Investments is not exercisable by it until May 23, 2004, none of the shares of Common Stock represented by such warrant are included in the Reporting Person’s total beneficial ownership. The Reporting Person is not a manager of Beachum Investments and, therefore, has no voting or dispositive power with respect to such shares or warrants. The Reporting Person funded his investment in Beachum Investments with personal funds.

On May 23, 2003, the Reporting Person was granted options to purchase 3,000,000 shares of Common Stock at an exercise price of $0.10 per share. The options vest in three installments: options to purchase 2,000,000 shares of Common Stock became exercisable on May 23, 2003; options to purchase 500,000 shares of Common Stock will become exercisable on May 23, 2004; and options to purchase 500,000 shares of Common Stock will become exercisable on May 23, 2005. Unless exercised, the options will expire on May 23, 2013. Accordingly, options to purchase 2,000,000 shares of Common Stock are reflected in the Reporting Person’s total beneficial ownership.

Item 4. Purpose of Transaction.

It is anticipated that the Reporting Person will be elected by the Company’s Board of Directors as an executive officer of the Company on June 3, 2003.

Other than as described above, the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
G. C. Beachum III	5,666,424	23.3%

Includes (1) options to purchase an aggregate of 2,468,750 shares of Common Stock, which are currently exercisable and (2) 2,500,000 shares of Common Stock issuable upon the conversion of shares of Preferred Stock, which are currently convertible. The percentage calculation is based upon 19,039,622 shares of Common Stock outstanding on May 23, 2003, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, and filed with the Commission on November 14, 2002.

(b)	The Reporting Person has sole voting and dispositive power over 4,416,424 shares of Common Stock. This number includes the 400,000 shares of Common Stock owned by TSTC and TSTC’s right to acquire 297,674 shares of Common Stock by virtue of the Reporting Person’s 100% stock ownership in and position as sole director of TSTC.

The 1,250,000 shares of Common Stock issuable upon conversion of the 125 shares of Preferred Stock owned by Beachum Investments are treated as being beneficially owned by the Reporting Person by virtue of his membership interest in Beachum Investments. The Reporting Person has no voting or dispositive power with respect to such shares

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 21, 2002, pursuant to that certain Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software and the Company, the Reporting Person purchased 400,000 shares of Common Stock and the right to acquire 297,674 shares of Common Stock in exchange for certain assets of Axtive Software.

On May 23, 2003, pursuant to the Purchase Agreement, the Reporting Person (i) purchased the Preferred Shares, at a price per share of $1,000, (ii) acquired the Warrant, (iii) is obligated to purchase the Additional Shares at a price per share of $1,000, and, (iv) upon purchase of the Additional Shares, will acquire the Additional Warrant, at a per share exercise price of $0.20. The obligation to purchase the Additional Shares is further evidenced by the Subscription Agreement

Pursuant to that certain Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among the Reporting Person, the Company, and Graham C. Beachum II (the “Acknowledgement”), the Reporting Person and Graham C. Beachum II acknowledged and agreed that certain scheduled indebtedness owing from the Company to either of the Reporting Person or Graham C. Beachum II was discharged in full as the date thereof. Pursuant to the Acknowledgement, the Reporting Person and Graham C. Beachum II also released the Company and its affiliates from any and all claims, liability, losses, and damages with respect to all obligations, covenants, or commitments of the Company to or in favor of either of the Reporting Person or Graham C. Beachum II arising under such indebtedness. Such acknowledgment and release were granted as partial consideration for the Company’s issuance of shares of Preferred Stock to the Reporting Person pursuant to the Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

1.	Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software Corporation and Edge Technology Group, Inc. (incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and filed with the Commission on

August 19, 2002).

2.	Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among Graham C. Beachum II, Graham C. Beachum III, and Axtive Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D dated May 23, 2003, and filed by Graham C. Beachum II with the Commission on June 2, 2003).

3.	Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA Strategic Investment Fund Limited, Kerry Osborne, and Graham C. Beachum III.

4.	Subscription Agreement, dated May 22, 2003, by and between Axtive Corporation and Graham C. Beachum III.

5.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Graham C. Beachum III.

6.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Beachum Investments III.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 3, 2003	/s/ G. C. Beachum III
G. C. Beachum III, Individually

Exhibit Index

1

Bill of Sale and Asset Purchase Agreement, dated as of June 21, 2002, by and between Axtive Software Corporation and Edge Technology Group, Inc. (incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and filed with the Commission on August 19, 2002).

2

Acknowledgement of Discharge of Indebtedness, Release of Claims and Agreement, dated as of May 22, 2003, by and among Graham C. Beachum II, Graham C. Beachum III, and Axtive Corporation (incorporated by reference to Exhibit 1 to the Schedule 13D dated May 23, 2003, and filed by Graham C. Beachum II with the Commission on June 2, 2003).

3

Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA Strategic Investment Fund Limited, Kerry Osborne, and Graham C. Beachum III.

4	Subscription Agreement, dated May 22, 2003, by and between Axtive Corporation and Graham C. Beachum III.

5	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Graham C. Beachum III.

6	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Beachum Investments III.